Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

In the first quarter of 2009, market conditions were very challenging from an operational and financial perspective. Recessions in North America and abroad dampened demand for our timber products and negatively affected our quarterly financial results.   Adjusted net operating income (“ANOI”)1 for Brookfield Infrastructure totalled $8.8 million for the quarter compared to ANOI of $18.9 million in the first quarter of 2008.  In addition to depressed timber markets, ANOI in the first quarter of 2009 reflects significantly lower dividends from TBE, our Brazilian transmission investment, which are paid on a periodic basis.  Despite the challenges in our timber business, we believe the long-term value of Brookfield Infrastructure remains intact as we own premier assets that will grow in value over time and are well capitalized to weather these difficult times.

OPERATIONS

Timber

Brookfield Infrastructure’s timber operations continued to be impacted by the softness in demand for forest products. In response to these conditions, we reduced our harvest levels by 20% versus the fourth quarter of 2008 and continued to focus on harvesting export quality logs.   These weak market conditions and reduced operating rates resulted in a $2.9 million decline in ANOI from our timber operations in the first quarter of 2009, compared with the same period in 2008.

In North America, we experienced significant declines in prices for secondary Douglas-fir and hemlock logs, reflecting continued deterioration of the U.S. housing and lumber markets.  U.S. housing starts, on an annualized, seasonally adjusted basis, averaged 0.5 million in the first quarter of 2009, a decrease from 0.7 million in the fourth quarter of 2008 and less than one-third of the five-year average level.  Nominal lumber prices in the first quarter of 2009 declined to levels last seen in the first quarter of 1985. In real terms, lumber prices were 50% of the prices realized in 1985.  Early in the second quarter, we are seeing few signs that the environment is improving, as industry participants seem to be adjusting expectations for a prolonged slump.

Unfortunately, as the quarter progressed, we also encountered a rapid slowdown in Japanese demand for logs and a corresponding decline in prices. This weakness reflected a combination of decreasing Japanese housing starts and renewed confidence in the availability of Russian logs as Russia delayed implementation of its export tax. Pricing also came under pressure late in the quarter as buyers in Japan reacted to the historically high differential that had developed between log prices in the U.S. and Japan.

One of the key attributes of our timber business is the operating flexibility that allows us to maximize the value of our business by deferring harvest and growing inventories during weak market cycles.  These inventories are preserved for harvest when prices recover.  Until we see signals that sustainable demand is increasing, we plan on reducing harvest to the minimum levels required to service our key customers.  We expect harvest levels at our Canadian and U.S. operations to be 31% and 48% below 2008 levels, respectively, for the full year 2009. Prices would need to increase at least 20% from current levels before we begin ramping up our harvest.  We currently do not expect this level of price increases until the latter half of 2010.

[1]
ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Information for the quarter ended March 31, 2009 at www.brookfieldinfrastructure.com.

We believe conditions in the timber market are unprecedented, albeit temporary.  Once inventory levels stabilize and housing starts normalize, we believe log prices will rebound and exceed historic trend levels due to very attractive supply dynamics such as the impact of the mountain pine beetle infestation and the Russian export tax.  Furthermore, we have financed our assets on an investment grade basis, free of restrictive covenants, so that we can take a long-term perspective and manage our business in a manner to maximize future cash flow for unitholders.

Transmission

Our transmission operations generate stable revenue that is governed by regulated frameworks and long-term contracts.  Excluding non-recurring revenue of $3.0 million in the first quarter of 2008 at our Chilean transmission operations, Transelec, ANOI from our transmission segment was $11.5 million, a decrease of 10% versus the prior year.  The change in ANOI is primarily due to a reduction in dividends from TBE of $5.3 million.  In addition, a weakening Canadian dollar negatively impacted our Ontario transmission business.  These factors were partly offset by a higher ANOI contribution from Transelec, resulting from Brookfield Infrastructure’s increase in ownership from 10.7% to 17.8% in April 2008.

In the current political environment, we are more optimistic than ever regarding opportunities to invest in the transmission sector.  Our premise for transmission has been that it is the critical link between power production and consumption and is a very small component of the end-user’s electricity bill.  Today, many governments have also realized that investment in transmission is essential for them to achieve their environmental and energy independence objectives.  As a result, we are seeing further emphasis on enacting favorable regulatory frameworks to attract the required investment into the sector.

In February 2009, U.S. Congress passed a $787 billion stimulus plan, which includes approximately $110 billion of tax incentives, loan guarantees and direct spending for renewable power.  In addition, President Obama is committed to proposing CO2 legislation and a national renewable portfolio standard, which would establish a 25% minimum amount of electricity to be produced from renewable energy sources by 2025.  Wind power is currently the most economic form of renewable power.  Since the best, large-scale wind resources in the U.S. are in the middle of the country, whereas population centers are predominantly located on the East and West coasts, this emphasis on renewable power will require billions of dollars of investment in the transmission grid.

With its transmission development group, the build-out of the U.S. transmission grid plays to Brookfield Asset Management’s (“Brookfield”) strengths.  In January of 2009, Brookfield, together with its 50% partner Isolux Corsan Concesiones SA, was awarded the right to build a $500 million transmission system in Texas.  This project was a result of a legislative initiative that identified $5 billion of projects to increase the capacity of the transmission grid to deliver power from planned expansion of wind generation in the state.  We believe this is indicative of the types of opportunities we will be able to pursue in the transmission sector.  We are particularly excited because this project is low risk, and we believe it will yield attractive, risk-adjusted returns.  Going forward, all prudently incurred costs, including development, construction and financing costs will be eligible for recovery in future transmission rates.  Furthermore, upon completion Brookfield and its partner will be a licensed transmitter in Texas and should be able to build this business by participating in future expansions of the Texas grid as an incumbent utility. Financial close of the Texas project is expected in early 2011, with commercial operation approximately eighteen months thereafter.  Brookfield Infrastructure will have the opportunity to participate in this project.

We see a similar pattern in Canada, where we can leverage the incumbency advantage of our Ontario transmission operations.  We also continue to be excited about the opportunity to grow Transelec’s back-bone transmission system in Chile.  Last year we announced a five-year plan to invest $1 billion (on a 100% basis) in expansions of the grid that would yield very attractive returns.  In the first quarter of 2009, a number of projects were deferred due to temporary permitting delays and the current economic climate.  Nonetheless, $13 million was invested and the project backlog stands at $260 million as of quarter end.  Although Transelec’s growth capex will likely be more back-end loaded, we remain optimistic that its growth plan can be achieved2.

CORPORATE INITIATIVES

Our credit facility matures in June 2011; however, our ability to make further draws under it expires this June.   We are currently in the process of talking with lenders to extend our ability to make future draws under the facility.  This facility is designed to be a bridge to equity issuance rather than permanent capital.  In the current environment, any acquisitions that we may make are likely to be of a smaller size.  Furthermore, credit is scarce and, as a result, very costly.  Thus, we will likely reduce the size of our facility to one that is more appropriate for our business in this environment.  However, with the expected cash on our balance sheet of approximately $90 million following the sale of TBE, combined with our credit facility, Brookfield Infrastructure will be in a strong position to capitalize on attractive opportunities.

We continue to believe that we own premier operations that produce strong cash flow over the long term.  When we set our initial distribution level back in January 2008, we tried to size the distribution based on the normalized cash flow of our existing operations, targeting a payout ratio of 60% to 70% of ANOI.  While we recognize that our current payout ratio exceeds this target due to depressed log prices, we are comfortable at this time that we have sufficient liquidity to bridge the payout of our current distribution level until timber markets recover.  However, we plan to regularly assess the situation and balance this use of our capital against other uses of capital in order to maximize value.

OUTLOOK

The deep recession in North America, as well as the milder recession in South America, has impacted many infrastructure companies.  Historically, infrastructure stocks had low correlation with traditional equities due to their stable cash flow characteristics.  In the past year, however, infrastructure stocks including Brookfield Infrastructure Partners’ units have traded-off, largely trending in-line with the broader equity markets. In the current environment, we believe infrastructure investments will earn above average risk-adjusted returns, and Brookfield Infrastructure, with its strong liquidity position and high quality assets, is well positioned to prosper.

We look forward to updating you in coming quarters as to our progress growing our business and creating value for our unitholders.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.

April 28, 2009

2
Please refer to the note on the final page of this Letter to Unitholders regarding forward-looking information.  There is no assurance that any such system upgrade or expansion will or can be made, or that such returns can or will be realized.  Our ability to invest in system upgrades and expansion projects and earn such returns is dependent on a number of factors including successful implementation of system upgrade and project expansion plans, general economic conditions, the availability of equity and debt financing for Brookfield Infrastructure and other risk factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent annual report on Form 20-F and other risks and factors that are described therein.

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “plan”, “can”, “may”, “likely”,  “expect”, “opportunities”, “believe”, “will”, “continue”, “should”, ”backlog”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Letter to Unitholders include statements about the growth of the value of our asets over time, decreases in our timber harvest levels, our future timber harvest levels, timing of increases in timber prices and future timber price levels, the future prospects of renewable power in the U.S. and Canada and corresponding requirement for investment in the transmission grid, our ability to recover costs in future transmission rates related to the Texas transmission project, the ability to capitalize on investment opportunities and, complete acquisitions, completing the sale of TBE, Brookfield Infrastructure’s participation in the Texas transmission project awarded to Brookfield and expected date of financial close, Brookfield’s participation in future expansions of the Texas transmission grid, our ability to leverage the incumbency of our Ontario transmission operations, our ability to grow Transelec’s back-bone transmission facility in Chile, meeting our five-year growth capital expenditure plan in respect of Transelec, Transelec’s capital expenditure project backlog, reduction of the size of our revolving credit facility, the size of any acquisitions that we may make in the future, expected cash on our balance sheet assuming the sale of TBE, our ability to sustain current distribution levels, infrastructure investment returns in the current environment and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the U.S. and elsewhere, which may impact the markets for timber, the U.S. housing market, changes in inflation rates in the U.S. and elsewhere, foreign exchange rates, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, the market for electricity transmission in Chile and Brazil, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, regulatory risks and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent annual report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.